

Mail Stop 3561

February 18, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

> **Re: Air Transport Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-50368**

Dear Mr. Turner:

        We have reviewed your response letter dated February 2, 2010 and have the following additional comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Note A- Summary of Financial Statement Position and Significant Accounting Policies

1. Your goodwill impairment analysis assumes CAM will lease 43 aircraft in 2009. However, Note G on page 16 of your Form 10-Q indicates that CAM leased 3 aircraft to external customers. In this regard, if your lease projections include aircraft currently leased under the DHL ACMI agreement, tell us how your projections address the future uncertainty related to such agreements. In addition, if such aircraft are put to DHL, tell us how your CAM cash flow projections would be affected.

2. We note that your actual results for ATI were lower then projected. While you indicate that actual results were not consistent with historical experience, in light

of the current downturn and economic condition, please tell us how you considered whether these results may be indicative of future trends when calculating the cash flow projections used in your 2009 impairment analysis.

3. You indicate that actual results from CAM were lower then projected results due to delays in deployments. In this regard, please tell us the facts and circumstances surrounding these delays, and clarify why you believe that CAM will ultimately modify and deploy more aircraft then originally assumed.

4. Please provide us with a summary of the most recent goodwill impairment analysis you performed for all your reporting units. If applicable, such an analysis should be similar to what is provided to your CODM.

Property and Equipment, page 9

5. We note your response to our previous comment 5. However, the decline of your DHL revenue stream, non-renewal of ACMI agreements, transfer of assets from the DHL segment to your other segments, and temporary idling of aircraft appear to constitute know trends under Item 303 of Regulation S-K that should be clearly presented and explained. In addition, Item 102 of Regulation S-K requires you to state, briefly, the location and general character of materially important physical properties, and to identify the industry segments as reported in the financial statements that use the properties described. In particular, Instruction 1 to Item 102 of Regulation S-K indicates that such information is required in order to inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of such properties. As such, as previously requested, please provide us with, and revise your segment note and MD&A disclosures to indicate the number, type, and carrying value of aircraft operated in each segment for each date a balance sheet is presented. Such information should be provided in tabular format, for clarity, and, should include, in a separate column, the number and carrying value of idle aircraft in each segment total. Further, your Item 2 – Properties should be revised to comply with Item 102 of Regulation S-K.

Schedule 14A
Executive Compensation, page 14
Competitive Benchmarking, page 15

6. We note your response to prior comment 9 and reissue in part. Please tell us whether you benchmark against the companies found in the additional executive compensation survey provided by your compensation consultant. If the company does not consider the general survey data to be a material component of the compensation analysis, please confirm to us that you will state such in your Compensation Discussion & Analysis section in your future filings.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 if you have questions regarding comments on legal matters, or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief